SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that it received, on August 9, 2018, from B3 S.A. – Brasil, Bolsa, Balcão, the Official Letter No. 1531/2018-SAE, requesting clarifications regarding the news published in the newspaper “Valor Econômico", under the title:" Jirau predicts financial impact of R$ 2.3 billion GSF this year ".

Transcript of Official Letter No. 1531/2018-SAE

Ref.: Request for clarification on news published in the press.

Dears,

In a news published by the newspaper “Valor Econômico” on 08/09/2018, under the heading "Jirau predicts a financial impact of R$ 2.3 billion in GSF this year", it is stated, among other information, that the Sustainable Energy of Brazil (ESBR), a consortium formed by Engie (40%), Mitsui (20%) and Eletrobras (40%), expects to squeeze a financial impact of R$ 2.3 billion this year on GSF expenses.

We request clarification on the items indicated, until 08/10/2018, with your confirmation or not, as well as other information considered important.

Thus, in compliance with the Official Letter in reference, the Company hereby informs following:

1 – The Eletrosul Centrais Elétricas S/A ("Eletrosul") and Companhia Hidro Elétrica do São Francisco ("Chesf") subsidiaries hold 20% (twenty per cent) of the share capital of the Specific Purpose Entity Energia Sustentável do Brasil ("ESBR").

2 – The accounting treatment of these subsidiaries in relation to the investment in the ESBR is through equity-method investees.

3 – Eletrobras carries out permanent monitoring of its direct and indirect holdings in Special Purpose Entities.

4 – The amount mentioned in the report does not refer only to the year 2018, but also the result of previous years.

MARKET ANNOUNCEMENT

5 – The information officially available for the Company, up to this moment, have been adequately disclosed through the channels established by applicable Brazilian and foreign legislation.

Rio de Janeiro, August 10, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.